File No. __________


                           (As filed April 29, 2003)



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       APPLICATION/DECLARATION ON FORM U-1
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          KeySpan Energy Management LLC
                         201 Old Country Road, Suite 300
                            Melville, New York 11747

-------------------------------------------------------------------------------
 (Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
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        (Name of top registered holding company parent of each applicant)

                               John J. Bishar Jr.
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
-------------------------------------------------------------------------------
                     (Name and address of agent for service)

                          APPLICATION/DECLARATION UNDER
                            SECTIONS 9 AND 10 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Item 1.           Description of Proposed Transaction

A.       Introduction

1.       Overview

Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Energy Management LLC (referred to herein as either "KEM" or the "Applicant"), a non-utility indirect subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Act, files this application and declaration seeking authorization for KEM to acquire all of the issued and outstanding securities of Metro Energy LLC ("Metro Energy"), a nonaffiliated New York limited liability company (the "Transaction").


     The purpose of the Transaction is to provide additional streams of revenue to KEM through its acquisition of Metro Energy in furtherance of KeySpan's operations as a diversified and integrated gas and electric public-utility system.

2.       KEM Background


     KEM is an energy-related company, as defined by Rule 58(b)(1)(iv) under the Act, that installs, constructs, operates and maintains power supply, heating, ventilation and air conditioning systems, including burners and boilers for heating purposes.[1] In addition, KEM is involved with the development, ownership, construction, operation and maintenance of thermal energy facilities, including central steam and chilled water facilities. KEM serves large commercial, industrial and institutional customers throughout the Northeast. KEM is an indirect, wholly owned subsidiary of KeySpan, a registered public utility holding company.[2]


     KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises (now known as

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1    Such  activities  are the same or  substantially  similar  to the  heating, ventilation and air conditioning services defined under Rule 58(b)(1)(iv) and found to satisfy the functional relationship test under the Act in Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998) and Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997).

2 KEM is a wholly-owned subsidiary of KeySpan Business Solutions LLC, which is a wholly-owned subsidiary of KeySpan Services Inc., which is a wholly owned subsidiary of KeySpan Energy Corporation, which is a wholly-owned subsidiary of KeySpan Corporation.

KeySpan New England LLC)[3]. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000, and as supplemented by the order issued on December 6, 2002 (Release No. 35-27612) (collectively, the "Financing Order"), authorizing a program of external financings, credit support arrangements and related proposals for KeySpan and its subsidiaries.


     As described in the Merger Order and KeySpan's underlying merger application ("Merger Application"), KeySpan is a diversified public utility registered holding company. KeySpan directly or indirectly owns seven public utility companies that collectively provide a full range of gas and electric services. In addition, KeySpan owns a number of non-utility companies that provide essential services to the KeySpan system, including certain energy-related companies such as KEM that were fully described in the Merger Application.


     Metro Energy is an unaffiliated New York limited liability company in the business of developing, operating and maintaining thermal energy systems in the New York metropolitan area. Through certain loans made to Metro Energy by KEM in the aggregate principal amount of $11,715,161.82, plus 8.38% interest per annum, KEM financed the construction of a central heating and cooling facility owned, operated and maintained by Metro Energy at a hotel in the New York City metropolitan area. Construction of this project was substantially completed in late 1998. Metro Energy's business activities involve the types of energy-related activities enumerated in Rule 58(b)(1)(vi).


B.       The Transaction


     KEM proposes to acquire all of the issued and outstanding membership interests of Metro Energy. Upon consummation of the acquisition, Metro Energy will become a direct, wholly-owned subsidiary of KEM. KEM will acquire Metro Energy in a cash transaction for the purchase price of approximately $600,000 payable in three installments within a one year period, plus the conversion of the outstanding debt owed to KEM by Metro Energy, including principal and interest amounting to approximately $13,785,763, into goodwill. The Transaction is expected to produce tangible benefits to the public, investors and consumers by adding to the KeySpan system's ability to compete with exempt registered holding company systems in the electric utility and gas utility industry, as well as non-utility companies engaged in similar lines of energy related businesses, provide additional streams of revenue to KEM and create additional opportunities for the KeySpan system to realize revenues through the sale of natural gas.

----------

3 On May 29, 2002, the Commission issued an order approving KeySpan and Eastern Enterprises' application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern Enterprises from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern Enterprises and KeySpan New England LLC ("KNE"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE as the surviving entity and successor-by-merger to Eastern Enterprises. KNE is 99% owned by KeySpan and 1% owned by KSNE, LLC, a newly formed limited liability company and wholly-owned subsidiary of KeySpan.

Item 2.           Fees, Commissions and Expenses


     The estimated fees, commissions and expenses in connection with the proposed Transaction are approximately $10,000 which are comprised of approximately $8,000 for legal fees and approximately $2,000 for various accounting, regulatory and filing fees and expenses.


Item 3.           Applicable Statutory Provisions


     Applicant considers Rule 58 and Sections 9(a)(1) and 10 of the Act to be applicable to the proposed Transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicant requests such approval and demonstrates compliance herein.


A. Sections 9 and 10


     The Transaction involves the acquisition of all the issued and outstanding securities of Metro Energy by KEM. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.


     Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act[4] or

----------

4 Section 8 regulates the acquisition of a direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory.

is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.


     None of the negative standards set forth in Sections 10(b) or (c) is implicated by the Transaction.


1. Section 10(b)(1)


     Section 10(b)(1) restricts the holding company and its affiliates from entering into a transaction that would involve certain types of interlocking relationships or a concentration of control. By its nature, any merger results in new links between theretofore unrelated companies. However, the links that would be established as a result of the Transaction are not the types of interlocking relationships or the type of concentration of control targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.[5] In the present transaction, KEM, an energy-related entity, by acquiring Metro Energy, would be adding synergistically to its assets thereby enhancing its business operations. The make up of its board of directors and officers will not be altered as a result of the Transaction. The Transaction will therefore be in the public interest and the interests of investors and consumers. Thus, the Transaction is beneficial to the protected interests under the Act and thus not prohibited by Section 10(b)(1).


2. Section 10(b)(2)


     Section  10(b)(2)   requires  the  Commission  to  determine   whether  the
consideration to be paid by KEM to the holders of the membership interests of Metro Energy in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable.[6]


     The consideration for the Transaction is the result of arm's length negotiations between KEM and Metro Energy.[7] The negotiations were preceded by KEM's due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. KEM believes that the overall fees, commissions and expenses incurred and to be incurred in connection with

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5    Northeast  Utilities,  50 SEC 427,  443  (1990),  as  modified,  50 SEC 511
     (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the companies undertaking a business combination]").

6 Section 10(b)(2) also contemplates the acquisition of utility assets, either directly or through the acquisition of securities. However, because Metro Energy is not a utility company, its assets are not utility assets as defined by Section 2(a)(18) of the Act.

7 The Commission has recognized that when consideration to be paid in a proposed transaction is the result of arm's length negotiations, this may be deemed persuasive evidence that Section 10(b)(2) is satisfied (see Entergy Corp., et al., 51 SEC 869 (1993)).

the Transaction meet the standards of Section 10(b)(2) because they are reasonable and fair in light of the size of and the assets to be acquired in the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers.


3. Section 10(b)(3)


     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system. The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.


     The Transaction involves the acquisition of one entity for the purchase price of approximately $600,000, plus the conversion of debt owed to KEM by Metro Energy into goodwill. This amount is negligible relative to KeySpan's total consolidated capitalization of over $8 billion. KeySpan's consolidated equity to total capitalization ratio will be virtually unaffected by the Transaction and will remain in excess of the traditionally accepted 30% level after the consummation of the Transaction. Therefore, under these standards, the proposed acquisition of Metro Energy by KEM will not unduly complicate the capital structure of the combined system.

4. Section 10(c)(1)


         Section 10(c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under
Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act.


         a.       Section 8 Analysis


     Section 8 prohibits registered holding companies, and any subsidiaries thereof, from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction does not raise any issue under Section 8 because neither KEM nor Metro Energy is a utility company.

b.       Section 11 and Rule 58 Analysis


     Section 10(c)(1) of the Act prohibits an acquisition that would be detrimental to carrying out the provisions of Section 11. Section 11 requires the Commission to confine the non-utility interests of registered holding companies to those that are "reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system" (see
Section 11(b)(1) of the Act).

     In broadening the meaning of "reasonably incidental, or economically necessary" under Section 11, the commission has demonstrated its intention to facilitate the acquisition of certain energy-related companies by enacting Rule
58. Acquisitions pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3), and are thus exempt from the requirement of prior Commission approval under Sections 9(a)(1) and 10. Therefore, if an entity falls within the definition of an energy-related company under Rule 58, the acquisition of such an entity is deemed by the Commission not to be detrimental to carrying out the provisions of Section 11, thereby satisfying the requirements of Section 10(c)(1).


     Metro Energy, a company that develops, operates and maintains heating and cooling plants, would clearly fall within the scope of subsection (b)(1)(vi), under Rule 58, and be deemed an energy-related company but for the proviso requiring the acquiring registered holding company's utility subsidiaries to be primarily electric utilities.[8] Although KeySpan's public utility subsidiaries are not primarily electric utilities, KeySpan is a diversified registered holding company that owns gas utility companies and an electric utility company, as well as several exempt wholesale generators. In fact, income generated by KeySpan's electric services segment accounts for approximately 15% of our total consolidated revenues. Revenues from our electric services business segment are material and essential overall to our ongoing business.


     Moreover, the Commission examined KeySpan's retention of its wholly owned electric utility company, KeySpan Generation LLC, and determined in the Merger Order that such retention is appropriate under Section 11. Therefore, due to the fact that the Commission has deemed KeySpan's electric utility business to be appropriate under Section 11, it should be deemed equally appropriate for KeySpan and its subsidiaries to invest in energy-related companies because such companies would be "appropriate in the ordinary course of business." Accordingly, the Transaction satisfies the standards of Section 10(c)(1).


5. Section 10(c)(2)


     Section 10(c)(2) applies only to the acquisition of a public utility or holding company. The Transaction does not raise any issue under Section 10(c)(2) because Metro Energy is a non-utility company.


6. Section 10(f)


     Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to

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8    Rule 58(b)(1)(vi) provides that the term "energy-related  company" includes those companies that derive substantially all of their revenue from the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities. However, the exemption from prior Commission approval for the acquisition of such an energy-related company is only available to registered holding company's whose public utility subsidiaries are primarily electric utility companies.

the carrying out of the provisions of Section 11. The Transaction does not involve any utility companies and, therefore, no state commission would have jurisdiction over the consummation of the Transaction. As described in Item 4 of this Application, the Applicant believes that no state regulatory approvals are required for the Transaction. The Applicant has or intends to comply with all applicable state laws related to effectuating the proposed Transaction.

B. Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At December 31, 2002, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $974,979,000. With respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order dated December 6, 2002, that investments in EWGs and FUCOs in an aggregate amount of up to $2.2 Billion is allowed and would not have the adverse effects set forth in Rule 53(c).

     In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the transaction proposed herein since it does not involve the issue or sale of a security to finance the acquisition of and EWG or FUCO or otherwise.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of December 31, 2002, KeySpan's consolidated capitalization consisted of 32.08% equity and 67.92% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at December 31, 2002, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.


     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments have been profitable for all quarterly periods from December 31, 2000 through December 31, 2002.


Item 4.           Regulatory Approvals

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


Item 5.           Procedure

     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than June 1, 2003.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.           Exhibits and Financial Statements


              Exhibits


               A-1 Articles of Organization of Metro Energy as in effect on February 13, 1996, as amended.

               A-2 Amended and Restated Operating Agreement of Metro Energy as in effect on September 1, 2001.

               B    Membership Interest Purchase Agreement dated March 26, 2003.

               C    Not applicable

               D    Not applicable

               E    None

               F-1  Opinion of Counsel (to be filed by amendment)

               F-2  Past Tense Opinion of Counsel (to be filed  pursuant to Rule
                    24)

              Financial Statements


               FS-1 KeySpan Consolidated Balance Sheet,  Statement of Income and
                    Release Notes for the year ended December 31, 2002 (incorporated herein by reference to KeySpan's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-14161)

Item 7.           Information as to Environmental Effects

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.




                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by its undersigned counsel thereunto duly authorized.


                                                KEYSPAN ENERGY MANAGEMENT, LLC


                                                /s/ John J. Bishar, Jr.
                                                -----------------------
                                                John J. Bishar, Jr.
                                                Office of General Counsel
                                                General Counsel

                                                                Exhibit A-1
                                                                -----------



                            ARTICLES OF ORGANIZATION

                                       OF

                              METRO ENERGY, L.L.C.

            (Under Section 203 of the Limited Liability Company Law)

               FIRST: The name of the limited liability company is METRO ENERGY,
                    L.L.C. (the "Company").

               SECOND: The county  within  this state in which the office of the
                    Company is to be located is Kings County.

               THIRD: The  Secretary  of  State  is  designated  as agent of the
                    Company upon whom process against him may be served. The post office address within or without this State to which the Secretary of State shall mail a copy of any process against the Company served upon him is c/o Reid & Priest LLP, 40 West 57th Street, New York, NY 10019-4097, Attn:
                    David S. Robbins, Esq.

               FOURTH: The Company is to be managed by (check appropriate box):

                           |X|      1 or more members

                           | |      A class or classes of members

                           | |      1 or more managers

                           | |      A class or classes of managers


          IN  WITNESS  WHEREOF,   these  Articles  of  Organization   have  been
     subscribed this 13th day of February, 1996, by the undersigned who affirms that the statements made herein are true under the penalties of perjury.


                                             /s/Susan Fields
                                             -------------------------
                                             Susan Fields, Organizer

                            CERTIFICATE OF AMENDMENT

                                     OF THE

                            ARTICLES OF ORGANIZATION

                                       OF

                              METRO ENERGY, L.L.C.


             Under Section 211 of the Limited Liability Company Law

               FIRST: The name of the limited liability company is METRO ENERGY,
                    L. L. C.

               SECOND: The date of the filing of the  articles  of  organization is: FEBRUARY 13, 1996

               THIRD: The amendments  effected by this certificate of amendments are:

     (A) Paragraph Second of the Articles of Organization dealing with the county of the office of the company is hereby amended to read as follows:

                    The county within this state in which the office of the Company is to be located is Nassau County.

     (B) Paragraph Third of the Articles of Organization dealing with the address of the Company to which the Secretary of State shall address copies of process is hereby amended to read as follows:

                    The Secretary of State is designated as agent to the Company upon whom process against him may be served. The post office address within or without this State to which the Secretary of State shall mail a copy of any process against the Company served upon him is c/o White & Case, 1155 Avenue of the Americas, New York, New York 10036, Attention: David S. Robbins, Esq.

          IN WITNESS WHEREOF, this certificate has been subscribed this 14th day of November, 1996, by the undersigned who affirms that the statements made here are true under the penalties of perjury.


                                                /s/Steven P. Levine
                                                ---------------------------
                                                Steven P. Levine
                                                Member

                                                                     Exhibit A-2
                                                                     -----------




--------------------------------------------------------------------------------




                               OPERATING AGREEMENT

                                       of

                              METRO ENERGY, L.L.C.

                              Amended and Restated
                                      as of
                                September 1, 2001







--------------------------------------------------------------------------------

     This Operating Agreement of Metro Energy, L.L.C., a limited liability company organized pursuant to the New York Limited Liability Company Law, is entered into and shall be effective as of the Effective Date, by and among the Company and the persons executing this Agreement as Members.

                                    ARTICLE I
                                   DEFINITIONS

     For purposes of this Operating Agreement (as defined below), unless the context clearly indicates otherwise, the following terms shall have the following meanings:

     1. Additional Member. A Member or a Substitute Member who has acquired a Membership Interest from the Company.

     2. Admission Agreement. The Agreement between an Additional Member and the Company described in Article XIII.

     3. Articles. The Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Secretary of State.

     4. Assignee. A transferee of a Membership Interest who has not been admitted as a Substituted Member.

     5. Bankrupt Member. A Member who: (1) has become the subject of an Order for Relief under the United States Bankruptcy Code, (2) has initiated, either in an original Proceeding or by way of answer in any state insolvency or receivership proceeding, an action for liquidation arrangement, composition, readjustment, dissolution, or similar relief.

     6. Business Day. Any day other than Saturday, Sunday or any legal holiday observed in New York.

     7. Capital Account. The account maintained for a Member or Assignee determined in accordance with Article VIII.

     8. Capital Contribution. Any contribution of Property, services or the obligation to contribute Property or services made by or on behalf of a Member or Assignee,

     9. Code. The Internal Revenue Code of 1986 as amended from time to time.

     10. Commitment. A Commitment shall mean the Capital Contributions that a Member or Assignee is obligated to make.

     11. Common Members. Any Person to whom a Common Membership Interest in the Company is issued. A Common Member may also be a Preferred Member entitled to all rights and responsibilities of the Preferred Member.

     12. Common Membership Interest. A Common Member's entire right, title and interest in and to the Company and shall include a Common Member's right to share in the profits and losses, the right to receive distributions of Company assets and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement of NYLLC Law. The Common Membership Interest of each Common Member is set forth on Exhibit "A" hereto and shall be represented by a certificate of beneficial interest substantially in the form attached hereto as "Exhibit "B" hereto.

     13. Company. Metro Energy, L.L.C., a limited liability company formed under the laws of New York, and any successor limited liability company.

     14. Company Liability. Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

     15. Company Property. Any Property owned by the Company.

     16. Contributing Members. Those Members making contributions as a result of the failure of a Delinquent Member to make the contributions required by the Commitment as described in Article VIII.

     17. Default Interest Rate. The higher of the legal rate or the then-current prime rate quoted by the largest commercial bank in the jurisdiction of the Principal Office plus three percent.

     18. Delinquent Member. A Member or Assignee who has failed to meet the Commitment of that Member or Assignee.

     19. Disposition (Dispose). Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

     20. Distribution. A transfer of Property to a member on account of a Membership Interest as described in Article IX.

     21. Dissolution Event. An event, the occurrence of which will result in the dissolution of the Company under Article XIV unless the Members agree to the contrary.

     22. Effective Date. March 3, 1997

     23. Immediate Family. A Member's Immediate Family includes the Member's spouse, children (including natural, adopted and stepchildren), grandchildren, and parents.

     24. Majority. The affirmative vote or consent of Members described as a "Majority" in Article VI hereof.

     25. Management Right. The right of a Member to participate in the management of the Company, including the rights to information and to consent or approve actions of the Company.

     26.  Member.  Common  Member,  Preferred  Member,   Substituted  Member  or
Additional Member, and, unless the context expressly indicates to the contrary, includes Assignees.

     27. Membership Interest. The rights of a Member or, in the case of an Assignee, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company.

     28. Money. Cash or other legal tender of the United States, or any obligation that is immediately reducible to legal tender without delay or discount. Money shall be considered to have a fair market value equal to its face amount.

     29. Net Losses. The losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

     30. Net Profits. The income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

     31. Notice. Notice shall be in writing. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to any Member in care of the Company at the address of the Principal Office. Notice is to a Member shall be considered given when mailed by first class mail postage prepaid addressed to the Member at the address reflected in the Operating Agreement unless the Member has given the Company a Notice of a different address.

     32. NYLLC Law. The New York Limited Liability Company Law, as amended from time to time.

     33. Operating Agreement. This Operating Agreement including all Admission Agreements and amendments adopted in accordance with the Operating Agreement and the Law.

     34. Organization. A Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

     35.  Person.  An  individual,   trust,   estate,  or  any  incorporated  or
unincorporated organization permitted to be a member of a limited liability company under the laws of New York.

     36. Preferred Member. [none]

     37. Preferred Membership Interest. The Preferred Member's entire right, title and interest in and to the Company and shall include the Preferred Member's right to share in the profits and losses, the right to receive distributions of Company assets and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement of NYLLC Law. The Preferred Membership Interest of the Preferred Member is as set forth on Exhibit "A" hereto. A Preferred Member may also be a Common Member entitled to all rights and responsibilities of other Common Members.

     38. Proceeding. Any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other person subject to the jurisdiction of such court, arbitrator, or governmental agency.

     39. Property. Any property real or personal, tangible or intangible, including Money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

     40.  Regulations.   Except  where  the  context  indicates  otherwise,  the
permanent, temporary, proposed, or proposed and temporary regulations of Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

     41. Related Person. A person having a relationship to a Member that is described in ss.1.752-4(b) of the Regulations.

     42.  Secretary  of State.  The  Secretary  of the State of the State of New
York.

     43. Sharing Ratio. With respect to any Member, a fraction (expressed as a percentage), the numerator of which is the total of the Member's Capital Account and the denominator is the total of all Capital Accounts of all Members and Assignees.

     44. Substitute Member. An Assignee who has been admitted to all of the rights of membership pursuant to the Operating Agreement.

     45. Taxable Year. The taxable year of the Company shall be the calendar year.

     46. Taxing Jurisdiction. Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.


                                   ARTICLE II
                                    FORMATION

     1. Organization. The Members hereby organize the Company as a limited liability company pursuant to the provisions of the Law.

     2. Agreement. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing the Operating Agreement hereby agree to the terms and conditions of the Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that the Operating Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of the Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Law, the Operating Agreement shall govern, even when inconsistent with, or different than, the provisions of the Law or any other law or rule. To the extent any provision of the Operating Agreement is prohibited or ineffective under the Law, the Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Law. In the event the Law is subsequently amended or interpreted in such a way to make any provision of the Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

     3. Name. The name of the Company is Metro Energy, L.L.C., and all business of the Company shall be conducted under the name or under any other name, but in any case, only to the extent permitted by applicable law.

     4. Effective Date. The Operating Agreement shall become effective upon the filing and acceptance of the Articles with the Secretary of State.

     5. Term. The Company shall be dissolved and its affairs wound up in accordance with the Law and the Operating Agreement on December 31, 2031, provided, however, in the event the term of (i) the Energy Project, Development, Operation and Management Agreement by and between the Company and MWR Associates entered into as of June 24, 1996 ("EDMA"), as may be amended from time to time, or (ii) the Lease Agreement by and between the Company and MWR Associates entered into as of June 24, 1996 ("Lease") as may be amended from time to time, has not expired or been terminated by December 31, 2031, the term of this Agreement shall be extended to the later of the date of expiration or termination of the EDMA and the Lease, but not beyond December 31, 2036, or unless the term shall be extended by amendment to the Operating Agreement and the Articles, or unless the Company shall be sooner dissolved and its affairs wound up in accordance with the Law or the Operating Agreement.

     6. Registered Agent and Office. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles as filed in the office of the Secretary of State. The Members may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.

     7. Principal Office. The Principal Office of the Company shall be located at 30 Jericho Executive Plaza, Center Wing, Jericho, New York11753.

                                   ARTICLE III
                               NATURE OF BUSINESS

     The  Company is formed  only for,  and shall only  conduct,  the  following limited purposes: (i) developing, financing, equipping, installing, constructing, operating and maintaining a certain energy plant to be located at the Brooklyn Renaissance Plaza project, Brooklyn, NY (the "BRP Project"), including (ii) selling and making available energy from such energy plant to the energy users at the BRP Project, and (iii) performing services related to the production, delivery and management of energy at the BRP Project (items (i) through (iii) above referred to as the "Metro Project"). In order to accomplish the limited purpose set forth above, the Company may engage in any lawful act or activity for which limited liability companies may be formed under the Law or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Article III. The Company exists only for the purpose specified in this Article III, and may not conduct any other business without the unanimous consent of the Members.


                                   ARTICLE IV
                              ACCOUNTS AND RECORDS


     1. Records to be Maintained. The Company shall maintain the following records at the Principal Office:

     1.1. A current and a past list, setting forth in alphabetical order the full name and last known mailing address of each Member;

     1.2. A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the articles of amendment have been executed;

     1.3. Copies of the Company's federal, state and local income tax returns and financial statements for the three most recent years or, if such returns and statements were not prepared for any reason, copies of the information and statements provided to, or which should have been provided to, the Members to enable them to prepare their federal, state and local tax returns for such period;

     1.4. Copies of any effective written operating agreements, and all amendments thereto, and copies of any written operating agreements of the Company no longer in effect;

     1.5. Other writings, if any, prepared pursuant to a requirement in an operating agreement of the Company; and

     1.6. A writing or writings setting forth the amount of cash, if any, and a statement of the agreed value of other property or services contributed by each Member and the times at which or events upon the happening of which additional Capital Contributions are to be made by each Member.

     2. Accounts. The Company shall maintain a record of Capital Account for each Member in accordance with Article VIII.

                                    ARTICLE V
                         NAMES AND ADDRESSES OF MEMBERS

     The names and addresses of the Members are as reflected on Exhibit "A" and "B" attached hereto and by this reference made a part hereof as if set forth fully herein.

                                   ARTICLES VI
                          RIGHTS AND DUTIES OF MEMBERS

     1. Management Rights. All Common Members (other than Assignees) who have not dissociated (as provided in Article XII) shall be entitled to vote on any matter submitted to a vote of the Common Members. Subject to the requirements of
Article VII, the vote or consent of the Majority of the Common Members entitled to vote shall be required to decide any matter connected with the business and affairs of the Company. All Preferred Members (other than Assignees) who have not dissociated (as provided in Article XII) shall be entitled to vote on any matter submitted to a vote of the Preferred Members. Subject to the requirements of Article VII, the vote or consent of the Majority of the Preferred Members entitled to vote shall be required to decide any matter connected with the business and affairs of the Company. Provided there shall be a duly elected board of managers, Members shall not have the power to bind the Company or have any management authority conferred by law or otherwise pursuant to this agreement upon members of a limited liability company which does not have managing members.

     2. Majority. Whenever any matter is required or allowed to be approved by a Majority of the Members (Common or Preferred) or a Majority of the remaining Members under the Law or the Operating Agreement, such matter shall be considered approved or consented to upon the receipt of the affirmative approval or consent, either in writing or at a meeting of the Members (Common or Preferred), of Members (Common or Preferred) entitled to vote having Sharing Ratios in excess of one half of the Sharing Ratios of all the Members (Common or Preferred) entitled to vote on a particular matter. Assignees and, in the case of approvals to withdrawal where consent of the remaining Members (Common or Preferred) is required, dissociating Members shall not be considered Members entitled to vote for the purpose of determining a Majority. In the case of a Member (Common or Preferred) who has Disposed of that Member's entire Membership Interest to an Assignee, but has not been removed as provided below, the Sharing Ratio of such Assignee shall be considered in determining a Majority and such Member's vote or consent shall be determined by such Sharing Ratio.

     3. Liability of Members. No Member shall be liable as such for the liabilities of the Company beyond its respective Capital Contribution as set forth on Exhibit "A" or "B" hereto, or as provided in a separate agreement between such Member and the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this agreement or the Law shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

     4. Indemnification. The Company shall indemnify the Members and agents for all costs, losses, liabilities, and damages paid or accrued by such Member or agent in connection with the business of the Company, to the fullest extent provided or allowed by the laws of New York.

     5. Conflicts of Interest.

     5.1. Except with respect to the Metro Project, a Member shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that some of the Members may enter into transactions that are similar to the transactions into which the Company may enter. Notwithstanding the foregoing, Members shall account to the Company and hold as trustee for it any property, profit, or benefit derived by the Member, without the consent of the other Members, in the conduct and winding up of the Company business or from a use or appropriation by the Member of Company Property including information developed exclusively for the Company and opportunities expressly offered to the Company.

     5.2. A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend Money to and transact other business with the Company. The rights and obligations of a Member who lends Money to or transacts business with the Company are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is fair to the Company or disinterested Members, knowing the material facts of the transaction and the Member's interest, and the disinterested Members authorize, approve, or ratify the transaction.


                                   ARTICLE VII
                              MANAGEMENT BY MEMBERS

     3. Management Power. The business, property and affairs of the Company shall be managed by a board of not less than three (3) nor more than seven (7) managers having similar duties and powers similar to those associated with the directors of a corporation; including the appointment of a President, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer and such additional Vice Presidents and other officers as the board of managers shall deem appropriate. A manager need not be a Member. Up to six (6) of managers shall be elected by holders of the Common Membership Interests by a plurality of the votes cast. In voting for each manager, each Common Member shall be entitled to cast the number of votes equal to the percentage held by such Member. The Preferred Member shall be entitled to elect one (1) manager. Notwithstanding anything contained herein to the contrary, actions or decisions of the board of managers, of one or more managers, or the Members, with respect to the following matters, shall be decided by unanimous consent or approval of all the Members:

     3.1. the sale or hypothecation of any Company assets with a value in excess of $10,000;

     3.2. the sale of all or substantially all of the assets of the Company;

     3.3. the merger, consolidation, or restructure or reorganization of the capital or ownership of the Company;

     3.4. other than the agreements in respect of the Metro Project identified on Exhibit "C" attached hereto ("Metro Project Agreements") in the form of each such agreement existing as of the date of this Agreement and the actions contemplated in such agreements: (i) entering into a contract or contracts or other arrangement of a term exceeding one (1) year or involving the purchase of property, goods or services with a cost of $10,000 for an individual transaction or $25,000 in the aggregate; (ii) entering into a loan or other funding arrangement in an amount of $10,000 for an individual transaction or $25,000 in the aggregate, or (ii) modifying any Metro Project Agreement in any material respects;

     3.5. other than as contemplated or expressly set forth in the Metro Project Agreements, the approval of operating capital and all other budgets an annual basis to the extent each such budgets exceeds the amount for the immediately preceding year inflated or deflated by the Producer Price Index for New York City for the immediately preceding year;

     3.6. Any material change in the compensation of Members, officers or managers of the Company;

     3.7. other than the Metro Project Agreements, entering into any partnership or joint venture which may reasonably be expected to incur costs, or expose the Company to liability, exceeding $25,000;

     3.8. other than as contemplated or expressly set forth in the Metro Project Agreements, any management action or inaction which may reasonably be expected to materially change the management, ownership or financial structure of the Company or expose the Company to costs or liability, exceeding $25,000; and

     3.9. other than as contemplated or expressly set forth in the Metro Project Agreements, any material change in the nature of the business of the Company or any material addition to that business.

     4. Administration and Compensation of Members. For the Term, KeySpan Energy Management, Inc. in its capacity as a management contractor (and expressly not as operations and maintenance contractor, funding party or equipment lessor in respect of the Metro Energy Project, the "Management Contractor") shall have the exclusive right and responsibility for administering the day-to-day affairs of the Company including: (i) collection of billing information, (ii) remitting and collection of invoices for amounts due the Company under the Metro Project Agreements; (iii) obtaining and maintaining required insurances, at Metro's cost, (iv) the engagement and oversight of engineering, legal, accounting and other consultants as required by the Company, the first $25,000 of the cost of such consultants any Metro Project year to be borne by such Management Contractor with the excess to be borne by the Company; and (v) compliance by the Company with the requirements of the Company under the Metro Project Agreements. The Management Contractor shall provide to the Members a monthly reports of its activities, including billing and collection information and incurred expenses and cash-on-hand. In performing under this section, the Management Contractor, at its cost, may utilize the services of third parties reasonably acceptable to the other Members. In consideration of performing under this section, the Management Contractor shall be compensated monthly, in Money, in the amount budgeted for administrative services as set forth in the financial projections for the Metro Project Agreements as of this date (for the first operating year, such amount is $85,000). Other than as stated above in this section, the Management Contractor shall not be reimbursed for expenses incurred nor shall be entitled to compensation in managing the Company.

     5. Members' Standard of Care. A Member's duty of care in the discharge of the Member's duties to the Company and the other Members is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. In discharging its duties, a Member shall be fully protected in relying in good faith upon the records required to be maintained under Article IV and upon such information, opinions, reports or statements by any of its other Members, or agents, or by any other person, as to matters the Member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to member might properly be paid.

                                  ARTICLE VIII
                       CONTRIBUTIONS AND CAPITAL ACCOUNTS

     1. Contributions.

     3.1. Preferred Member Capital Contribution. Preferred Member shall make the Capital Contribution described for that Member on Exhibit "A" at the time and on the terms and conditions specified on Exhibit "A" and shall perform that Member's Commitment. If no time for contribution is specified or referenced, the Capital Contributions shall be made upon the filing of the Articles with the Secretary of State. The value of the Capital Contributions shall be as set forth on Exhibit A. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Operating Agreement.

     3.2. Common Member Capital Contributions. Common Member shall make the Capital Contribution described for that Member on Exhibit "B" at the time and on the terms and conditions specified on Exhibit "B" and shall perform that Member's Commitment. If no time for contribution is specified or referenced, the Capital Contributions shall be made upon the filing of the Articles with the Secretary of State. The value of the Capital Contributions shall be as set forth on Exhibit A. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Operating Agreement. Each Additional Member shall make the Capital Contribution described in the Admission Agreement. The value of the
Additional Member's Capital Contribution and the time for making such contribution shall be set forth in the Admission Agreement.

     2. Additional Contributions. In addition to the initial Capital Contributions and Commitments, all of the Members may determine from time to time that additional contributions are needed to enable the Company to conduct its business. Upon making such a determination, the Company shall give Notice to all Members in writing at least ten Business Days prior to the date on which such contribution is due. Such Notice shall set forth the amount of additional contribution needed, the purpose for which the contribution is needed, and the date by which the Members should contribute. Each Member shall be entitled to contribute a proportionate share of such additional contribution in the same percentage as such Member's Common Membership Interest of the sum of all Common Membership Interests. Except to the extent of a Member's unpaid Commitment, no Member shall be obligated to make any such additional contributions. In the event any one or more Members do not make their additional contribution, the other Members shall be given the opportunity to make the contributions. Each Additional Member shall make the Capital Contribution to which such Member has agreed, at the time or times and upon the terms to which all of the Members and the agree.

     3. Enforcement of Commitments. In the event any Member (a Delinquent Member) fails to perform the Delinquent Member's Commitment, the non-Delinquent Members shall give the Delinquent Member a Notice of the failure to meet the Commitment. If the Delinquent Member fails to perform the Commitment (including any costs associated with the failure to perform the Commitment and interest on such obligation at the Default Interest Rate) within ten Business Days of the giving of Notice, the non-Delinquent Members may take such action, including but not limited to enforcing the Commitment in the court of appropriate jurisdiction in the state in which the Principal Office is located or the state of the Delinquent Member's address as reflected in the Operating Agreement. Each Member expressly agrees to the jurisdiction of such courts but only for the enforcement of Commitments. The Majority of the Members may elect to allow the other Members to contribute the amount of the Commitment in proportion to such Members' Sharing Ratios, with those Members who contribute (Contributing Members) to contribute additional amounts equal to any amount of the Commitment not contributed. The Contributing Members shall be entitled but not obligated to treat the amounts contributed pursuant to this Section as a loan from the Contributing Members bearing interest at the Default Interest Rate secured by the Delinquent Member's interest in the Company. Until they are fully repaid the Contributing Members shall be entitled to all Distributions to which the Delinquent Member would have been entitled. Notwithstanding the foregoing, no Commitment or other obligation to make an additional contribution may be enforced by a creditor of the Company unless the Member expressly consents to such enforcement or to the assignment of the obligation to such creditor.

     4. Maintenance of Capital Accounts. The Company shall establish and maintain Capital Accounts for each Member and Assignee. Each Member's Capital Account shall be increased by (1) the amount of any Money actually contributed by the Member to the capital of the Company, (2) the fair market value of any Property contributed, as determined by the Company and the contributing Member at arm's length at the time of contribution (net of liabilities assumed by the Company or subject to which the company takes such Property, within the meaning of ss.752 of the Code), and (3) the Member's share of Net Profits and of any separately allocated items of income or gain except allocations or adjustments required under Code sections 704(b) or 704(c) and the Regulations thereunder that are to be made solely for federal income tax purposes and are not to be reflected in Capital Accounts. Each Member's Capital Account shall be decreased by (1) the amount of any Money distributed to the Member by the Company, (2) the fair market value of any Property distributed to the Member (net of liabilities of the Company assumed by the Member or subject to which the Member takes such Property within the meaning of ss.752 of the Code), and (3) the Member's share of Net Losses and any separately allocated items of deduction or loss (including any loss or deduction allocated to the Member to reflect the difference between the book value and tax basis of assets contributed by the Member).

     5. Distribution of Assets If the Company at any time distributes any of its assets in-kind to any Member, the Capital Account of each Member shall be adjusted to account for that Member's allocable share (as determined under Article IX below) of the Net Profits or Net Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

     6. Sale or Exchange of Membership Interest. In the event of a sale or exchange of some or all of a Member's Membership Interest in the Company, the Capital Account of the transferring Member shall become the Capital Account of the Assignee, to the extent it relates to the portion of the Membership Interest transferred.

     7.  Compliance  with Section  704(b) of the Code.  The  provisions  of this
Article VIII as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocations of profits, losses, income, gain, and credit pursuant to Article IX to have substantial economic effect under the Regulations promulgated under ss.704(b) of the Code, in light of the distributions made pursuant to Articles IX and XIV and the Capital Contributions made pursuant to this Article VIII. Notwithstanding anything herein to the contrary, this Operating Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a Capital Contribution in excess of the Capital Contribution.

                                   ARTICLE IX
                         ALLOCATIONS AND DISTRIBUTIONS


     1. Allocations of Net Profits and Net Losses During Operations. Except as may be required by ss.704(c) of the Code, Net Profits, Net Losses, and other items of income, gain, loss, deduction and credit shall be apportioned and on dissolution among the Members in accordance with their Sharing Ratios.

     2. Interim Distributions. From time to time, all of the Members shall determine in their reasonable judgment to what extent, if any, the Company's cash on hand exceeds the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves, and mandatory distributions, if any. To the extent such excess exists, distributions may be made and if so made shall be in the same proportion as Distributions are allocated under Section 3 of this Article. Such distributions shall be in cash or Property (which need not be distributed proportionately but shall be if the Members cannot otherwise agree) or partly in both, as determined by the all of the Members.

     3. Distributions. The Company shall distribute the gross and immediately available cash revenues and all other funds properly received by the Company from the operations of the Company, plus any reserves returned to the Company, less all amounts set aside in reserve or paid in respect of the operation of the business of the Company for such period, including but not limited to all amounts paid by the Company in performance of its obligations under the Metro Project Agreements ("Cash Available for Distributions"), in arrears quarter annually, within thirty (30) days after the end of such quarter year, as follows:

     3.1.  First,  to the extent of any  arrearage  due  Preferred  Member under
Section 1.2 of this Article IX below, with interest at the rate for such arrearage as set forth under Section 1.2 of this Article IX below; then to the extent available,

     3.2. Secondly, to Preferred Member as follows:

     3.2.1. for the period ("Period 1") from the commencement of commercial operations under the Metro Project Agreements until Preferred Member receives distributions equal to the amount of Preferred Member's initial Capital Contribution, an amount equal to the greater of: (i) 85% of the Cash Available for Distributions, and (ii) three (3) monthly payments amortizing such Preferred Member's Capital Contribution over the180 month period after the commencement of commercial operations under the Metro Project Agreements ("Initial Amortization Period") at a rate of 13% using the level payment mortgage method; and

     3.2.2. from the end of Period 1 until the repayment of Preferred Member's Capital Contribution in full, an amount equal to the greater of: (i) 65% of the Cash Available for Distributions, and (ii) three (3) monthly payments amortizing the unpaid principal of Preferred Member's Capital Contribution at the end of Period 1 over the period from the end of Period 1 through the end of the Initial Amortization Period, at a rate of 9% using the level payment mortgage method; then to the extent available,

     3.2.3. Thirdly, to the Common Members on a passu basis.

     4. Limitations on Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their Capital Accounts.


                                    ARTICLE X
                                   TAX MATTERS

     1. Fiscal Year. The fiscal year of the Company shall be from October 1 to September 30.

     2. Elections. The Members may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

     3. Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction requires, each Member will submit an agreement indicating that the Member will make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, penalty and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payment with respect to the income of a Member shall be treated as a distribution for purposes of Article IX.

     4. Tax Matters Partner. The Members hereby designate Steven P. Levine and Robert J. Braun as the "tax matters partners" of the Company pursuant, to ss.6231(a)(7) of the Code. Any Member designated as tax matters partner shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of ss.6223 of the Code. Any Member who is designated tax matter partner may not take any action contemplated by ss.ss.6222 through 6232 of the Code without the consent of all of the Members.

     5. Cash Method of Accounting. The records of the Company shall be maintained on a cash receipts and disbursements method of accounting.

     6. Tax Status. Each Member hereby recognizes that the Company will be treated as a partnership for U.S. Federal and New York state tax purposes and will be subject to all provisions of Subchapter L of Chapter 1 of Subtitle A of the Code. The Company shall use reasonable efforts to provide a copy of such returns and statements to each Member within a reasonable time after the end of the fiscal year of the Company.


                                   ARTICLE XI
                       DISPOSITION OF MEMBERSHIP INTERESTS

     1. Disposition. Any Member or Assignee may dispose of all or a portion of the Member's or Assignee's Membership Interest upon compliance with this Section 1 and subject to the requirements of Article XIII. No Membership Interest shall be Disposed of:

     1.1. if such disposition, alone or when combined with other transactions, would result in a termination of the Company within the meaning of ss.708 of the Code;

     1.2. without an opinion of counsel satisfactory to the non-Disposing Members that such assignment is subject to an effective registration under, or exempt from the registration requirements of, the applicable state and federal securities laws;

     1.3.  unless  and  until  the  Company   receives  from  the  Assignee  the
information and agreements that the non-Disposing Members may reasonably require, including but not limited to any taxpayer identification number and any agreement that may be required by any Taxing Jurisdiction.

     2 . Disposition not in Compliance with this Article Void. Any attempted Disposition of a Membership Interest, or any part thereof, not in compliance with this Article is null an void ab initio.


                                   ARTICLE XII
                            DISSOCIATION OF A MEMBER

     1. Dissociation. A Person shall cease to be a Member upon the happening of any of the following events:

     1.1. the withdrawal of a Member with the consent of a Majority of the remaining Members prior to the end of the Term;

     1.2. the bankruptcy of a Member;

     1.3. in the case of a Member who is a natural person, the death of the Member or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's personal estate;

     1.4. in the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

     1.5. in the case of a Member that is a separate Organization other than a corporation, the dissolution and commencement of winding up of the separate Organization;

     1.6. in the case of a Member that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; or

     1.7. in the case of an estate, the distribution by the fiduciary of the estate's entire interest in the Company.

     2. Rights of Dissociating Member. In the event any Member dissociates prior to the expiration of the Term:

     2.1. if the dissociation causes a dissolution and winding up of the Company under Article XIV, the Member shall be entitled to participate in the winding up of the Company to the same extent as any other Member except that any

Distributions to which the Member would have been entitled shall be reduced by the damages sustained by the Company as a result of the dissolution and winding up;

     2.2. if the dissociation does not cause a dissolution and winding up of the Company under Article XIV, the Member shall be entitled to an amount equal to the value of the Member's Membership Interest in the Company, to be paid in accordance with the same terms and conditions of Section 3 of Article IX of this Agreement as if such Dissociating Member were a Member.

                                  ARTICLE XIII
                  ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBERS

     1. Rights of Assignees. The Assignee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive the Distributions and return of capital, and to be allocated the Net Profits (and items of income and gain) and Net Losses (and items of loss and deduction) attributable the Membership Interest.

     2. Admission of Substitute Members. A Membership Interest shall be sold or assigned, and an Assignee admitted as a Substitute Member succeeding to all the rights of the Member who initially assigned the Membership Interest, only with the consent of a Majority of the Members (other than the Assignee and the Member making the assignment). The Majority of the Members may grant or withhold such consent in their sole and absolute discretion. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Membership Interest. The admission of a Substitute Member, without more, shall not release the Member originally assigning the Membership Interest from any liability to the Company that may have existed prior to the approval.

     3. Admission of Additional Members. The admission of new Members and the Capital Contributions of such Members shall be determined by the unanimous consent or approval of all of the Members.


                                   ARTICLE XIV
                           DISSOLUTION AND WINDING UP

     1. Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events:

     1.1. the expiration of the Term, unless the business of the Company is continued with the written consent of a Majority of the Members;

     1.2. the written consent of a Majority of the Members;

     1.3. an event of dissociation of a Member pursuant to Article XII hereof, unless there are at least two remaining Members and the business of the Company is continued by the written consent of at least a Majority of the remaining Members within ninety days following the occurrence of any such event;

     1.4. the entry of a decree of judicial dissolution under the Law.

     2. Effect of Dissolution. Upon dissolution, the Company shall cease carrying on as distinguished from the winding up of the Company business, but the Company is not terminated, but continues until the winding up of the affairs of the Company is completed and the Certificate of Dissolution has be issued by the Secretary of State.

     3. Distribution of Assets on Dissolution. Upon the winding up of the Company, the Company Property shall be distributed:

     3.1. to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company Liabilities;

     3.2. to Members in accordance with positive Capital Account balances taking into account all Capital Account adjustments for the Company's Taxable Year in which the liquidation occurs. Liquidation proceeds shall be paid within 60 days of the end of the Company's Taxable Year or, if later, within 90 days after the date of liquidation. Such distributions shall be in cash or Property (which need not be distributed proportionately) or partly in both, as determined by the Majority of the Members.

     4. Winding-Up and Certificate of Dissolution. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefore has been made, and all of the remaining property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, Articles of Dissolution shall be delivered to the Secretary of State for filing. The Articles of Dissolution shall set forth the information required by the Law.


                                   ARTICLE XV
                                    AMENDMENT

     1. Company Agreement May Be Modified. The Operating Agreement may be modified as provided in this Article XV (as the same may, from time to time be amended). No Member shall have any vested rights in the Operating Agreement, which may not be modified through an amendment to the Operating Agreement.

         2. Amendment or Modifications of Operating Agreement. The Operating Agreement may be amended or modified from time to time only by a written instrument adopted and executed by all of the Members.


                                   ARTICLE XVI
                            MISCELLANEOUS PROVISIONS

     1.  Entire  Agreement.   The  Operating  Agreement  represents  the  entire
agreement among all the Members and between the Members and the Company.

     2. No Partnership Intended for Non-tax Purposes. The Members have formed the Company under the Law, and expressly do not intend hereby to form a partnership under either the New York Uniform Partnership Law nor the New York Uniform Limited Partnership Law. The Members do not intend to be partners one to another, or partners as to any third party, other than for federal, state and local income tax purposes. To the extent any Member, by word or action, represents to another person that any other Member is a partner or the Company is a partnership, other than for federal, state and local income tax purposes, the Member making such wrongful representation shall be liable to any other Member who is incurs personal liability by reason of such wrongful representation.

     3. Rights of Creditors and Third Parties under Operating Agreement. The Operating Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. The Operating Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under the Operating Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

     IN WITNESS WHEREOF, we have hereunto set out hand on the date set forth beside our names.



/s/Steven P. Levine             September 1, 2001
-------------------------------------------------



/s/Robert J. Braun              September 1, 2001
-------------------------------------------------


Name and Mailing Address of
Preferred Member                 Capital Contribution             Preferred Member Interest
----------------                 --------------------             -------------------------
     [none]                             [none]                                [none]

                                    EXHIBIT B
                                 Common Members


Name and Mailing Address of
Common Member                           Capital Contribution                      Common Member Interest
-------------                           --------------------                      ----------------------
Steven P. Levine                                50%                                       50%
67 Hager Lane
Boxborough, MA 01719

Robert J. Braun                                 50%                                       50%
9 Kaintuck Lane
Locust Valley, NY 11560

                                    EXHIBIT C
                            Metro Project Agreements



The Metro Project Agreements shall be limited to following:

[closing checklist documents identified as the "Metro Project Agreements" are hereby attached and incorporated by reference]

                                                                      Exhibit B
                                                                      ---------



-------------------------------------------------------------------------------




                     MEMBERSHIP INTEREST PURCHASE AGREEMENT


                                  by and among


                         KEYSPAN ENERGY MANAGEMENT, LLC,

                              METRO ENERGY, L.L.C.,

                                 ROBERT J. BRAUN

                                       and

                                STEVEN P. LEVINE


                           Dated as of March 26, 2003


-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                           Page No.
                                                                                                           --------
1.  SALE AND PURCHASE OF MEMBERSHIP INTERESTS.....................................................................1
         1.1.     Purchase of Membership Interests................................................................1
2.  PURCHASE PRICE................................................................................................2
         2.1      Purchase Price..................................................................................2
         2.2.     The Payment Conditions..........................................................................2
                  2.2.1    Interim Rate...........................................................................2
                  2.2.2.   Electricity Compensation Dispute.......................................................2
3.  CLOSING.......................................................................................................2
         3.1.     Time; Place.....................................................................................2
         3.2.     Closing Date....................................................................................3
         3.3.     Further Assurances..............................................................................3
4.  REPRESENTATIONS AND WARRANTIES OF THE SELLERS.................................................................3
         4.1.      Organization, Power and Qualification..........................................................3
         4.2.     The Membership Interests........................................................................3
         4.3.     Authorization of Sellers........................................................................4
         4.4.     Investments; Business of the Company............................................................4
         4.5.     Capitalization..................................................................................4
         4.6.     No Violation....................................................................................4
         4.7.     Intentionally Omitted...........................................................................5
         4.8.     Liabilities and Obligations.....................................................................5
         4.9.     Absence of Certain Changes......................................................................5
         4.10.    Tax Returns and Reports; Sales Tax..............................................................6
         4.11.    Title to and Condition of Assets................................................................6
         4.12.    Real Property Owned or Leased...................................................................6
         4.13.    Contracts.......................................................................................7
         4.14.    Governmental and Other Consents, etc............................................................7
         4.15.    No Default, Violation or Litigation.............................................................7
         4.16.    Bank Accounts, Guarantees and Powers............................................................8
         4.17.    Insurance.......................................................................................8
         4.18.     Employment, Labor and Other Relations..........................................................8
         4.19.    Employee Benefits...............................................................................9
         4.20.    Patents, Etc....................................................................................9
         4.21.    Approvals......................................................................................10
         4.22.    Environmental Matters..........................................................................10
         4.23.    Capital Investment.............................................................................11
         4.24.    Transactions With Affiliates...................................................................11
         4.25.    Authority of the Company.......................................................................11
         4.26.    Disclosure.....................................................................................11
5.  REPRESENTATIONS AND WARRANTIES OF BUYER......................................................................12
         5.1.     Organization and Good Standing.................................................................12
         5.2.     Authority......................................................................................12

                                       i

6.  COVENANTS OF THE COMPANY AND SELLERS.........................................................................12
         6.1.     Conduct of Business; No Material Change........................................................12
         6.2.     Maintain Business as Going Concern.............................................................13
         6.3.     Investigation..................................................................................13
         6.4.     Preserve Accuracy of Representations and Warranties............................................13
         6.5      The Payment Conditions.........................................................................13
         6.6      Management Agreement...........................................................................13
         6.7      Tax Returns and Reports........................................................................13
         6.8.     Further Assurances.............................................................................14
7.  CONDITIONS TO CLOSING........................................................................................14
         7.1.     Mutual Conditions..............................................................................14
                  7.1.1.    No Suit..............................................................................14
         7.2.     Conditions to Buyer's Obligations..............................................................15
                  7.2.1.    Representations and Warranties.......................................................15
                  7.2.2.   Certificate...........................................................................15
                  7.2.3.   Consents and Approvals................................................................15
                  7.2.4.   No Material Change....................................................................15
                  7.2.5.   Other Agreements......................................................................15
                  7.2.6.   Intentionally Omitted.................................................................15
                  7.2.7.   Certificate of BRP....................................................................15
         7.3.     Conditions to the Company's and Sellers" Obligations...........................................16
                  7.3.1.    Representations and Warranties.......................................................16
                  7.3.2.   Certificate...........................................................................16
8.  COVENANTS OF THE BUYER.......................................................................................16
         8.1      Late Filings...................................................................................16
9.  DELIVERIES AT CLOSING........................................................................................16
         9.1.     Sellers' Certificate...........................................................................16
         9.2.     Buyer"s Certificate............................................................................16
         9.3.     Resignations...................................................................................16
         9.4.     Membership Interests...........................................................................16
         9.5.     Approvals and Consents.........................................................................17
         9.6.     Documents......................................................................................17
         9.7.     Purchase Price.................................................................................17
10.  INDEMNIFICATION; SURVIVAL...................................................................................17
         10.1.    Survival of Representations and Warranties.....................................................17
         10.2.    Obligation of Sellers to Indemnify.............................................................17
         10.3.    Obligation of Buyer to Indemnify...............................................................18
         10.4.    Procedures for Indemnification.................................................................18
         10.5.    Limitation on Indemnification..................................................................19
11.  GENERAL PROVISIONS..........................................................................................20
         11.1.    Waiver of Terms................................................................................20
         11.2.    Amendment of Agreement.........................................................................20
         11.3.    Payment of Expenses............................................................................20
         11.4.    Contents of Agreement, Parties in Interest, Assignment.........................................20

                                       ii


         11.5.    Notices........................................................................................21
         11.6.    Commissions and Finder's Fees..................................................................21
         11.7.    Severability...................................................................................21
         11.8.    Counterparts...................................................................................22
         11.9.    Headings.......................................................................................22
         11.10.   Governing Law; Jurisdiction....................................................................22
         11.11.   Waiver of Jury Trial...........................................................................22
         11.12.   Instruments of Further Assurance...............................................................22
         11.13.   Publicity......................................................................................22
         11.14.   No Third Party Beneficiaries...................................................................22
         11.15.   Currency.......................................................................................23
         11.16.   Schedules......................................................................................23

                     MEMBERSHIP INTEREST PURCHASE AGREEMENT
                     --------------------------------------


     AGREEMENT (the "Agreement"), dated as of March 26, 2003, by and among KeySpan Energy Management, LLC, a Delaware limited liability company, with offices at 201 Old Country Road, Suite 300, Melville, New York 11747 ("Buyer"), Robert J. Braun, an individual residing at 9 Kaintuck Lane, Locust Valley, New York 11560 ("Braun"), Steven P. Levine, an individual residing at 67 Hager Lane, Boxborough, Massachusetts 01719 ("Levine" and, collectively with Braun, referred to herein as the "Sellers") and Metro Energy, L.L.C., a New York limited liability company, with offices at 201 Old Country Road, Suite 300, Melville, New York 11747 (the "Company").

                                    RECITALS:
                                    ---------

     WHEREAS, the Company developed, operates and maintains energy systems at the Brooklyn Renaissance Plaza project consisting in part of an office building, a hotel, retail space and a parking garage located in Brooklyn, New York (the "Business"); and

     WHEREAS, the Sellers wish to sell, transfer and assign to Buyer, and Buyer wishes to purchase from the Sellers, all of the membership interests of the Company currently owned by the Sellers which constitutes all of the issued and outstanding membership interests of the Company (the "Membership Interests").

     NOW,  THEREFORE,  in consideration of the foregoing recitals and the mutual
covenants,   warranties,   representations  and  conditions  contained  in  this
Agreement, it is hereby agreed as follows:

                  1. SALE AND PURCHASE OF MEMBERSHIP INTERESTS.
                  ---------------------------------------------

     1.1. Purchase of Membership Interests. On the terms and subject to the conditions contained herein, the Sellers agree to sell to Buyer and Buyer agrees to purchase from the Sellers at the Closing and on the Closing Date (as each such term is defined herein), all of the Membership Interests, free and clear of all Encumbrances. The term "Encumbrances" as used herein means any mortgage, tax, charge, claim, lien, option, warrant, right, contract, call, commitment, pledge, equitable interest, security interest, demand, right of first offer or first refusal, or restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, other than in favor of Buyer and its Affiliates (as defined in Section 10.2 hereof).

                               2. PURCHASE PRICE.
                               ------------------

     2.1. Purchase Price. In reliance upon the representations and warranties contained herein and subject to the terms and conditions contained herein, Buyer agrees to purchase the Membership Interests for the purchase price (the "Purchase Price") of Six Hundred Thousand and 00/100 ($600,000.00) Dollars, payable by bank cashier check or by wire transfer as follows:

     (i) Three Hundred Thousand and 00/100 ($300,000.00) Dollars is payable on the Closing Date;

     (ii) One Hundred Fifty Thousand and 00/100 ($150,000.00) Dollars (the "Second Payment") is payable upon the earlier of (x) six (6) months after the Closing Date, provided the payment conditions (the "Payment Conditions") set forth in Section 2.2 of this Agreement are satisfied on or prior to the expiration of such six (6) month period, or (y) the first anniversary of the Closing Date; and

     (iii) One Hundred Fifty Thousand and 00/100 ($150,000.00) Dollars is payable on the first anniversary of the Closing Date.

     2.2. The Payment Conditions. The Payment Conditions which must be satisfied in order for the Second Payment to be paid six (6) months after the Closing Date are that both of the disputes described below have been resolved to the reasonable satisfaction of the Buyer:

     2.2.1. Interim Rate. All disputes regarding monies due to the Company pursuant to item number 2 of the letter agreement, dated July 11, 1998, by and between the Company and Brooklyn Renaissance Plaza LLC ("BRP").

     2.2.2. Electricity Compensation Dispute. All disputes regarding monies due to the Company as of the date of this Agreement pursuant to Section 3.2(a) of the Amended and Restated Energy Project Development, Operation and Management Agreement, dated July 11, 1998, by and between the Company and BRP.

                                   3. CLOSING.
                                   -----------

     3.1. Time; Place. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Buyer within ten
(10) days after  satisfaction  of all of the  conditions to closing set forth in
Article 7 of this Agreement, or such other date and time as Buyer and the Sellers shall agree (the "Closing Date").

     At the Closing, the Sellers shall sell, transfer, assign, convey and deliver to Buyer the Membership Interests free and clear of all Encumbrances and the parties shall deliver the agreements, certificates, opinions and other documents required to be delivered pursuant to Section 7 and elsewhere in this Agreement.

     3.2. Closing Date. Title to the Membership Interests shall be deemed to have been transferred to Buyer on the Closing Date.

     3.3. Further Assurances. If at any time after the Closing Date Buyer shall consider or be advised that any further documents, assignments or assurances in law or any other acts are necessary, desirable or proper to carry out the purposes of this Agreement, the Sellers agree that they shall execute and deliver all such documents, assignments and assurances in law and do all acts reasonably necessary to carry out the purposes of this Agreement.

                4. REPRESENTATIONS AND WARRANTIES OF THE SELLERS.
                -------------------------------------------------

     Statements in this Agreement made to the "Knowledge" of a person shall mean the knowledge that such person (where the person is an entity, the executive officers of such entity) has or should have after having made a good faith effort to ascertain the fact in question pursuant to an inquiry directed to such members, officers, directors, supervisors, Affiliates and advisors of any entity as would be reasonably likely to have information relating to the fact in question. The Sellers jointly and severally represent and warrant to Buyer as follows:

     4.1. Organization, Power and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York, and has all requisite power and authority to own, operate and lease its properties and assets, to carry on its business as now conducted and to perform and carry out its existing obligations and commitments. The Company is duly qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction in which the nature of its activities or properties owned or leased makes qualification as a foreign limited liability company necessary and such jurisdictions are listed on Schedule 4.1. True and complete copies of the Articles of Organization, as amended to date, and the Operating Agreement, as amended to date, of the Company are set forth on Schedule 4.1.

     4.2. The Membership Interests. The Sellers collectively hold all of the Membership Interests, 50% of which are owned and held beneficially and of record by Braun and 50% of which are owned and held beneficially and of record by Levine. The Company has no other members except Braun and Levine. The Sellers hold of record and own beneficially all of the Membership Interests, free and clear of any Encumbrances (other than any restrictions under the Securities Act of 1933 and state securities laws). No legend or other reference to any purported Encumbrance appears upon any certificate representing the Membership Interests. Upon the consummation of the transaction contemplated hereby, Buyer will hold all of the issued and outstanding Membership Interests, free and clear of any Encumbrances. Neither the Sellers nor the Company is a party to any subscription, option, warrant, right, contract, call, put, or other agreement or commitment providing for the disposition or acquisition of any Membership Interest of the Company. The Sellers are not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any membership interest of the Company.

     4.3. Authorization of Sellers. Each of the Sellers has the requisite legal power and capacity to enter into this Agreement and the other documents to which he is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of the Sellers. This Agreement constitutes the legal, valid and binding obligation of each of the Sellers, enforceable against each such Seller in accordance with its terms.

     4.4. Investments; Business of the Company. Except as disclosed in Schedule 4.4, the Company does not own, directly or indirectly, any stocks, bonds or securities or any equity or other proprietary interest in any corporation, partnership, limited liability company, joint venture, business enterprise or other entity of any nature whatsoever. The Sellers have no Knowledge of the Company conducting any business other than the Business.

     4.5. Capitalization. The Membership Interests are duly authorized, validly issued and outstanding, fully paid and nonassessable and have not been issued in violation of either any member rights under New York law, the Company's articles of organization or the terms of any agreement to which the Company is a party or by which the Company is bound. The Company does not have any outstanding subscriptions, options, warrants, rights or other agreements granting to any person, corporation, partnership, limited liability company, joint venture, business enterprise or other entity, any interest in or right to acquire from the Company at any time, or upon the happening of any stated event, any Membership Interests in the Company, or any interest therein.

     4.6. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or be in conflict with, or result in a cancellation of, or constitute a default under, or create, or cause the acceleration of the maturity of, any debt, obligation or liability affecting, or result in the creation or imposition of any security interest, lien, or other encumbrance upon any of the assets owned or used by, or any of the Membership Interests of the Company under: (a) any term or provision of the Articles of Organization or Operating Agreement of the Company; (b) any judgment, decree, order, regulation or rule of any arbitrator, court, government department, commission, board, bureau, agency or other governmental authority; (c) any statute, ordinance, regulation or law;
(d) any contract, agreement, indenture, lease, license or other commitment, whether oral or written, to which the Company is a party or by which it is bound; or (e) cause any material change in the rights or obligations of any party under any such contract, agreement, indenture, lease or commitment. Except as disclosed in Schedule 4.6, no consent of, or notice to, any federal, state or local authority, or any private person or entity, is required to be obtained or given by the Company in connection with the execution, delivery or performance of this Agreement or any other agreement or document to be executed, delivered or performed hereunder by the Company.

     4.7. Intentionally Omitted.

     4.8. Liabilities and Obligations. The Company does not have any liabilities or obligations (direct or indirect, contingent or absolute, matured or unmatured) of any nature whatsoever, with the exception of liabilities and obligations to Buyer, whether arising out of contract, tort, statute or otherwise, which are not reflected, reserved against or given effect to in the Financial Statements, as defined herein, except liabilities and obligations which are specifically disclosed in Schedule 4.8. There is no basis for assertion against the Company of any liabilities or obligations not adequately reflected, reserved against or given effect to in the Financial Statements or in
Schedule 4.8, except for liabilities and obligations (i) to Buyer or (ii) which have been incurred in the ordinary course of business and which are not in excess, individually or in the aggregate, of Five Thousand ($5,000) Dollars. The Sellers acknowledge and agree that, notwithstanding the disclosure on Schedule
4.8 of the Company's obligation to William Jacoby, the Sellers shall jointly and severally indemnify and hold harmless all Indemnified Persons, as defined in
Section 10.2 hereof, as provided in Section 10 of this Agreement.

     4.9. Absence of Certain Changes. Except as disclosed in Schedule 4.9, since the date of the Financial Statements there has not been: (a) any material adverse change in the financial or other condition of the properties, assets, liabilities, results of operation or business prospects of the Company considered as a whole, other than those, if any, caused by the action of Buyer or its Affiliates of which Sellers do not have Knowledge; (b) any damage, destruction or loss, whether or not covered by insurance, which has, or which Sellers may reasonably foresee, may materially and adversely affect the properties, assets, liabilities, financial condition, results of operations or business prospects of the Company considered as a whole; (c) any declaration, setting aside, or payment of any dividend or other distribution in respect of the Membership Interests of the Company or any direct or indirect redemption, retirement, purchase or other acquisition of any of such Membership Interests, or any issuance of Membership Interests or the granting, issuance or exercise of any right, warrant, option or similar commitment relating to the Company's authorized or issued Membership Interests; (d) any increase in the compensation, commissions or perquisites payable or to become payable by the Company to any director, manager, officer, employee, or agent of the Company, or any payment of any bonus, profit sharing or other extraordinary compensation to any employee of the Company (other than any such increase or payment paid or to become payable in the ordinary course of business consistent with past practices); (e) any cancellation of any debts owed to or claims held by the Company, other than cancellations authorized by Buyer or its Affiliates of which Sellers do not have Knowledge; (f) any sale, lease, abandonment or other disposition by the Company of any real property, or, other than in the ordinary course of business, of any machinery, equipment or other operating properties, or any intangible assets utilized in the business of the Company; or (g) any event or condition of any character which has adversely affected, or which does or which the Sellers may reasonably foresee, may adversely affect or impair the business of the Company, other than those, if any, caused by the action of Buyer or its Affiliates of which Sellers do not have Knowledge.

     The term "Financial Statements" as used herein means the compiled balance sheet of the Company, together with the related statements of operations and members' equity and cash flows for the fiscal year ended December 31, 2001, and the related notes thereto, constituting all of the financial statements of the Company that were prepared with respect to such fiscal year.

     4.10. Tax Returns and Reports; Sales Tax. To the actual Knowledge of Sellers, the Company has not received any notice of assessment or proposed assessment by the Internal Revenue Service or any other taxing authority in connection with any Tax Returns, as defined herein, and there were no prior and are no pending tax examinations of or tax claims asserted against the Company or its properties, except as disclosed in Schedule 4.10. Except as disclosed in
Schedule 4.10, to the actual Knowledge of Sellers, there are no tax liens on any of the properties or assets of the Company except for liens for current Taxes, as defined herein, not yet due and payable. The term "Taxes" as used in this
Section 4.10 means all federal, state, local and foreign taxes, assessments, interest, penalties, deficiencies, fees and other governmental charges or impositions which are called for as due by the Tax Returns, or which are claimed to be due, or which are otherwise due to any taxing authority from the Company. Except as disclosed in Schedule 4.10, to the actual Knowledge of Sellers, there is no basis for any additional assessment of any Taxes with respect to the Company. The Sellers have not executed on behalf of the Company any written waiver, or other express waiver of, nor authorized any other person to so waive, any law or regulation fixing, or consented in writing on behalf of the Company to the extension of, any period of time for assessment of any Taxes which waiver or consent is currently in effect. The Sellers have not, in any previously filed prior tax year's Personal Tax Returns, as defined in Section 6.7 hereof, claimed any loss related to the Company. Except as set forth in the preceding sentence, the Sellers make no representations or warranties with respect to the assumptions to be reflected in the preparation of the Tax Returns as set forth in Section 67(b) and 6.7(c).

     4.11. Title to and Condition of Assets. Except as set forth in Schedule 4.11, the Company is the owner of and has good and marketable title to all of its properties and assets, including those assets and properties reflected in the Financial Statements in the amounts and categories reflected therein, and to all properties and assets acquired by the Company after the respective dates thereof, free and clear of all Encumbrances. Except as disclosed in Schedule 4.11, to the Knowledge of Sellers, the properties and assets of the Company that are utilized in the operation of its business (including all buildings) are in good operating condition and repair, ordinary wear and tear excepted, are usable in the ordinary course of its business and conform in all material respects to all applicable statutes, ordinances and regulations relating to their construction, use and operation.

     4.12. Real Property Owned or Leased. The Company owns no real property. A list and description of all real property leased to or by the Company or in which the Company has any interest, are set forth in Schedule 4.12 hereto. All such leased real property is held subject to written leases or other agreements which are valid and effective in accordance with their respective terms, and there are no existing defaults or events of default, or events which with notice or lapse of time or both would constitute defaults, thereunder on the part of the Company, except for such defaults, if any, as are not material in character, amount or extent and do not, severally or in the aggregate, materially detract from the value or interfere with the present use of the property subject to such lease or affect the validity, enforceability or assignability of such lease or otherwise materially impair the business and operations of the Company. The Sellers have no Knowledge of any default or claimed or purported or alleged default or state of facts which with notice or lapse of time or both would constitute a material default on the part of any other party in the performance of any obligation to be performed or paid by such other party under any lease referred to in or submitted as a part of Schedule 4.12 hereto. Except as set forth in Schedule 4.14 hereto, the consummation of the transactions contemplated by this Agreement will in no way affect the continuation, validity and effectiveness of any such lease or require the consent of any third party under any such lease. The Sellers have furnished to the Buyer true and correct copies of all leases and legal descriptions of the real property referred to or set forth in Schedule 4.12 hereto.

     4.13. Contracts. Schedule 4.13 lists all contracts to which the Company is or has ever been a party. Except as set forth in Schedule 4.13 hereto or
Schedule 4.14 hereto, the consummation of the transactions contemplated by this Agreement will in no way affect the continuation, validity or effectiveness of any of the contracts listed in Schedule 4.13 hereto, or require the consent of any third party under any such contract. The Sellers have no Knowledge of any default or claimed or purported or alleged default or state of facts which with notice or lapse of time or both would constitute a default on the part of any party in the performance of any obligation to be performed or paid by any party under any contract referred to in or submitted as a part of Schedule 4.13 hereto. The Sellers have delivered to the Buyer true and complete copies of each written contract referred to in Schedule 4.13 hereto, and, to the extent there are any, true and complete written descriptions of each oral contract, other than any with Buyer or its Affiliates, referred to in Schedule 4.13 hereto.

     4.14.  Governmental  and Other  Consents,  etc. No Approval,  as defined in
Section 4.21 hereof, of any kind is required for or with respect to the Sellers or the Company in connection with the execution or delivery of this Agreement by the Sellers or the consummation by the Sellers of the transactions contemplated hereby other than the Approvals specified in Schedule 4.14 hereto. The Sellers have, or prior to the Closing will have, furnished to the Buyer true and complete copies of any such Approvals which shall have been obtained.

     4.15. No Default, Violation or Litigation.  Except as disclosed in Schedule
4.15 or otherwise known to Buyer or its Affiliates and of which Sellers do not have Knowledge, the Company, is not in violation of any law, regulation or order of any court or federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, laws, regulations, orders, restrictions and compliance schedules applicable to environmental standards and controls, wages and hours, civil rights and occupational health and safety) and the Company has not received any notice of claimed noncompliance. Except as disclosed in Schedule 4.15 or otherwise known to KeySpan or its Affiliates and of which Sellers do not have Knowledge, there are no lawsuits, proceedings, claims or governmental investigations pending or, to the Knowledge of the Sellers, threatened against, or involving, the Company or against its properties or businesses. Except as set forth in Schedule 4.15, there is no basis known to the Company or the Sellers for any such action which could have a material adverse effect upon the properties, assets, liabilities, financial condition, results of operations or business prospects of the Company or its right to conduct its business as presently conducted. Except as set forth in Schedule 4.15 or otherwise known to Buyer or its Affiliates and of which Sellers do not have Knowledge, there are no judgments, consents, decrees, injunctions, or any other judicial or administrative mandates outstanding against the Company. Sellers acknowledge and agree that, notwithstanding the disclosure of any matters on Schedule 4.15, they shall jointly indemnify and hold harmless all Indemnified Persons as provided in
Section 10 of this Agreement.

     4.16. Bank Accounts, Guarantees and Powers. Schedule 4.16 sets forth: (a) a list of all accounts, borrowing resolutions and deposit boxes maintained by the Company at any bank or other financial institution and the names of the persons authorized to effect transactions in such accounts and pursuant to such resolutions and with access to such deposit boxes; (b) all agreements or commitments of the Company guaranteeing the payment of money or the performance of other contracts by the Company, or by any third persons; and (c) the names of all persons, firms, associations, corporations or business organizations holding general or special powers of attorney from the Company together with a summary of the terms thereof.

     4.17. Insurance. Schedule 4.17 contains a list of all insurance policies specifying (a) the insurer, (b) the amount of the coverage, (c) the type of insurance, (d) the policy number and (e) any currently pending claims thereunder or any claims asserted thereunder or under similar policies within three years of the Closing Date maintained by or on behalf of the Company on its properties, assets, business or personnel. All such policies are, and pending Closing will continue to be, in full force and effect, and the Company is not in default with respect to any provision contained in any insurance policies, nor has the Company failed to give any notice or present any claim thereunder in due and timely fashion.

     All such insurance is in amounts and against such risks as are usual and customary and adequate to protect the business and its properties. Except as described in Schedule 4.17, the insurance coverage provided by the policies therein will not terminate or lapse or otherwise be effected by the transactions contemplated by this Agreement. At no time has the Company been denied any insurance or indemnity bond coverage which it has requested, or received any written notice from or on behalf of any insurance carrier presently providing insurance relating to them (i) that insurance rates may or will be substantially increased, (ii) that there will be no renewal of policies presently in effect, or (iii) that material alterations to any of the properties or business operations of the Company is necessary or required by such carrier. None of such insurance policies are subject to retroactive premium adjustment in respect of prior periods.

     4.18. Employment, Labor and Other Relations. Schedule 4.18.1 lists all employees of the Company. Except as set forth in Schedule 4.18.2, the Company is not party to or otherwise bound by any contract, agreement or collective bargaining agreement with any labor union or organization or other commitment respecting employment or compensation of any of their respective officers, directors, agents or employees. There are no charges or complaints involving any federal, state or local civil rights enforcement agency or court; complaints or citations under the Occupational Safety and Health Act or any state or local occupational safety act or regulation; unfair labor practice charges or complaints with the National Labor Relations Board or other claims, charges, actions or controversies pending, or, to the Knowledge of the Sellers, threatened or proposed, involving the Company or any employee, former employee or any labor union or other organization representing or claiming to represent such employees' interests, which could materially and adversely affect the business of the Company. To the Knowledge of Sellers, the Company is in compliance with all laws, rules and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, the sponsorship, maintenance, administration and operation of (or the participation of its employees in) employee benefit plans and arrangements and occupational safety and health programs, and the Company is not engaged in any violation of any law, rule or regulation related to employment, including unfair labor practices or acts of employment discrimination, which could materially and adversely affect the business of the Company. No employees of the Company are represented by any labor union or organization. The Company is not aware of any existing or threatened labor disturbance by the Company's employees or the employees of the Company's principal suppliers, contractors or customers which could have a material adverse effect upon the properties, assets, liabilities, financial condition, results of operations or business prospects of the Company.

     4.19. Employee Benefits. The Company has no pension, retirement, savings, disability, medical, dental, health, life (including any individual life insurance policy to which the Company makes premium payments, whether or not the Company is the owner, beneficiary or both of such policy), death benefit, group insurance, profit sharing, deferred compensation, stock option, bonus, incentive, vacation pay, severance pay, or other employee benefit plan, trust, arrangement, contract, agreement, policy or commitment (including without limitation, any pension plan ("Pension Plan") as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any welfare plan as defined in Section 3(1) of ERISA ("Welfare Plan")), whether any of the foregoing is funded, insured or self-funded, written or oral, (a) to which the Company is a party or by which the Company (or any of the rights, properties or assets of the Company) is bound or (b) with respect to which the Company has made any payments, contributions or commitments or may otherwise have any liability (whether or not the Company still maintains such plan, trust, arrangement, contract, agreement, policy or commitment).

     4.20. Patents, Etc. The Company owns, possesses and has licenses or similar rights to utilize any patents, trademarks, trade names, service marks, franchises, and technology necessary for the conduct of its business as presently conducted without any infringement of or conflict with the rights of others. All such rights shall continue to inure to the benefit of the Company subsequent to the consummation of the transaction contemplated hereby and no consent, other than as set forth in Schedule 4.20, of any third party is required in connection therewith. The operations and business of the Company does not violate any rights of others and no further rights or licenses with respect thereto are required by the Company for the conduct of its business.

     4.21. Approvals. The Company possesses or has applied for all material governmental and other permits, licenses, consents, certificates, orders, authorizations, waivers and approvals (the "Approvals") to own or lease and operate its properties and assets and to carry on its business as now conducted, other than Approvals, if any, of which the Buyer has Knowledge and of which the Sellers have no Knowledge. The Company has not received any notice of proceedings relating to the revocation or modification of any such Approvals which, singly or in the aggregate, if the subject of an unfavorable ruling or finding, could materially adversely affect the properties, assets, financial condition, results of operation or business prospects of the Company. The Approvals are identified in Schedule 4.21. The Company is operating in compliance with the provisions, terms and conditions of the Approvals, other than any noncompliance, if any, caused by Buyer and of which the Sellers have no Knowledge.

     4.22. Environmental Matters. The term "Environmental Law" as used herein means any law, rule, regulation, order, decree or similar edict relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal, of Hazardous Substances, as defined herein. Environmental Law includes, without limitation, (A) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended, and (B) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

     The term "Hazardous Substance" as used herein means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any governmental authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

     Except as disclosed in Schedule 4.22 hereto and except for any noncompliance, if any, in connection with the representations and warranties set forth in this paragraph caused by Buyer of which the Sellers have no Knowledge,
(a) the Company has conducted its business in compliance with all applicable Environmental Laws, including having all Approvals necessary under applicable Environmental Laws for the operation of its business as presently conducted; (b) none of the real properties owned or leased by the Company contain any Hazardous Substance in amounts exceeding the levels permitted by Environmental Laws; (c) the Company has not received any notices, demand letters or requests for information from any governmental authority or third party indicating that the Company may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its business; (d) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or, to the best Knowledge of the Sellers, threatened against the Company relating to any violation, or alleged violation, of any applicable Environmental Law; (e) no reports have been filed, or are required to be filed, by the Company concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law; (f) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any real properties owned or leased by the Company; (g) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of the Sellers or the Company which have not been delivered to the Buyer prior to the date hereof; and (h) neither the Company nor any of its properties is subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, law or claim asserted or arising under any Environmental Law.

     4.23. Capital Investment. The capital investment of Sellers in the Company is $46,207.

     4.24. Transactions With Affiliates. Except as set forth in Schedule 4.24, there are no contracts or arrangements (formal or informal, written or oral), directly or indirectly, between the Company, on the one hand, and Braun or Levine and/or their respective Affiliates (as defined in Section 10.2 hereof), on the other hand.

     4.25. Authority of the Company. The Company has all necessary power and authority, corporate and otherwise, to make, execute and deliver this Agreement and all other agreements and documents to be executed and delivered in connection with the transaction contemplated hereby. The Company has taken all necessary actions required to be taken to authorize it to execute and deliver this Agreement and such other agreements, and to perform all of its obligations, undertakings and agreements to be observed and performed by it hereunder and thereunder. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company enforceable in accordance with its terms.

     4.26. Disclosure. No representation or warranty of the Sellers made hereunder or in the Schedules or in any certificate, statement or other document delivered by or on behalf of Sellers or the Company hereunder contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. Copies of all documents referred to herein or in the Schedules have been delivered or made available to Buyer, are true, correct and complete copies thereof, and include all amendments, supplements or modifications thereto or waivers thereunder.

     Except as expressly set forth in this Agreement and the Schedules, or in the certificates or other documents delivered pursuant hereto, the Sellers have no Knowledge of any facts which will or may reasonably be expected to have any material adverse effect on the value of the assets, properties, business or goodwill of the Company, or upon any of their prospects or earning power.

                   5. REPRESENTATIONS AND WARRANTIES OF BUYER
                   ------------------------------------------

          The Buyer represents and warrants to the Sellers as follows:

     5.1. Organization and Good Standing. Buyer is an entity duly organized and existing under the laws of the State of Delaware, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.


     5.2. Authority. Subject to Section 7.2.3 of this Agreement, Buyer has all necessary power and authority, corporate and otherwise, to make, execute and deliver this Agreement and all other agreements and documents to be executed and delivered pursuant hereto. Buyer has taken all necessary actions required to be taken to authorize it to execute and deliver this Agreement and such other agreements contemplated hereby and to perform all of its obligations, undertakings and agreements to be observed and performed by it hereunder and thereunder. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms.

                    6. COVENANTS OF THE COMPANY AND SELLERS.
                    ----------------------------------------

     The Company and Sellers covenant and agree with Buyer that from the date hereof until the Closing Date or other termination of this Agreement:

     6.1. Conduct of Business; No Material Change. The Sellers will cause the Company and the Company will conduct the business of the Company only in the ordinary course and will make no change in the business or operations of the Company, will make no cash or other payment or distribution to any equity holder of the Company, will not allow the Company to make any change in the compensation of officers or other key employees of the Company, will not allow the Company to enter into any contract or commitment, waive any rights, or enter into any other transaction affecting the business of the Company other than in the ordinary course of business and in conformity with past practices and will not otherwise take any action which would cause any of the representations and warranties in this Agreement to be untrue as of the Closing Date.

     6.2. Maintain Business as Going Concern. The Sellers will cause the Company and the Company will preserve the business organization of the Company and will use their best efforts to preserve the goodwill of the Company suppliers, customers and others having business relations therewith.

     6.3. Investigation. The Sellers will cause the Company and the Company shall at all reasonable times allow Buyer and its representatives full access during normal business hours to all plants, operations, machinery, equipment, inventories, property, offices, books, contracts, commitments, records and affairs of the Company for the purpose of familiarizing themselves with the operation and conduct of all aspects of the business of the Company and for the purpose of reasonable inspection, examination, audit, counting and copying; provided, however, such access shall not unreasonably interfere with the operation and conduct of the business of the Company.

     6.4. Preserve Accuracy of Representations and Warranties. The Sellers will cause the Company to refrain and the Company will refrain from taking any action which would render any representation and/or warranty contained in this Agreement inaccurate as of the Closing Date, except for changes therein specified in, permitted or contemplated by this Agreement.

     6.5. The Payment Conditions. The Sellers will use their best efforts to cause the Payment Conditions set forth in Section 2.2 of this Agreement to be resolved to the reasonable satisfaction of Buyer. This covenant shall survive Closing.

     6.6. Management Agreement. The Sellers expressly acknowledge the existence and validity of the Management Agreement, dated as of July 11, 1998, between the Company and the Buyer and agree to continue to comply with the terms thereof.

     6.7 Tax Returns and Reports.

     (a) The Sellers acknowledge that, subsequent to Closing, the Company shall prepare, submit and file, or cause to be prepared, submitted and filed, (i) all federal, state, local and foreign income, excise, property, sales, franchise, use, information, withholding, unemployment, payroll, transfer and other tax returns and reports required to be filed by the Company; and (ii) all transfer tax returns and reports required to be filed by the Sellers (collectively, the "Tax Returns"). The Sellers shall promptly and fully cooperate with the Company and Buyer in connection with the preparation and filing of all Tax Returns in order to enable the Company to promptly and accurately file the Tax Returns with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required to be filed. Consistent with the covenant of the Sellers to promptly and fully cooperate with the Company and Buyer in connection with the filing of all Tax Returns set forth in Section 6.7(a), the parties acknowledge that the Company's federal, state, and local income tax returns shall reflect the following: (i) the Company conducted the Business and owned the assets of the Company from the inception or acquisition thereof until the Closing; (ii) each of the Sellers was a 50% partner in the Company from its formation until the Closing; (iii) the Company was a partnership for federal, New York State and New York City local income tax purposes; and (iv) during each year prior to and up to the date of Closing the Company made payments to Buyer or affiliates of Buyer in respect of interest on bona fide indebtedness and compensation for services rendered.

     (b) The Sellers agree that their federal, state and local income tax returns ("Personal Tax Returns") for the calendar year which includes the Closing Date shall be timely filed, taking into account all extensions allowed by law or regulation. Consistent with the intent of the parties stated in
Section 6.7, the Sellers' Personal Tax Returns shall be prepared consistent with the tax filing positions reflected on the Company's federal, state and local income tax returns. To the extent related to the matters set forth herein, (i) drafts of the relevant portions of the Sellers' Personal Tax Returns shall be provided to Buyer upon written request prior to filing; and (ii) such drafts shall be revised as Buyer shall reasonably request to reflect the agreements set forth herein. Buyer shall control any audit or defense of the Personal Tax Returns to the extent related to the matters set forth herein.

     (c) The Company shall control any audits of the Tax Returns.

     (d) The covenants set forth in this Section 6.7 shall survive Closing.

     6.8. Further Assurances. The Sellers and the Company agree that the Company shall prepare, submit and file, or cause to be prepared, submitted and filed, all applications for Approvals and obtain all consents as may be required with respect to any contracts referenced in Section 4.13 hereof and the transfer of Membership Interests, and shall use its best efforts to obtain such Approvals and accomplish such results as expeditiously as possible. In addition, the Sellers and the Company will use their best efforts to obtain all other Approvals other than those set forth in Section 7.2.3 of this Agreement, which are conditions to the Closing, and shall take all other action as shall be necessary or appropriate in order to effectuate the transactions provided for or contemplated herein.

                            7. CONDITIONS TO CLOSING.
                            -------------------------

     7.1. Mutual Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to Closing of each of the following conditions:

     7.1.1. No Suit. No suit, action or other proceeding or investigation shall to the Knowledge of any party hereto be threatened or pending before or by any governmental agency or by any third party questioning the legality of this Agreement or the consummation of the transactions contemplated hereby in whole or in part.

     7.2. Conditions to Buyer's Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by Buyer, at or prior to Closing of each of the following conditions:

     7.2.1. Representations and Warranties. All representations and warranties made by the Sellers contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date, and the Company and the Sellers shall have duly performed or complied with all of the obligations and covenants to be performed or complied with by them under the terms of this Agreement on or prior to Closing.

     7.2.2. Certificate. The Sellers and the Company shall each have delivered to Buyer a certificate dated as of the Closing Date certifying that: (a) all of the representations and warranties made by the Company and the Sellers, respectively, under this Agreement and the Schedules hereto, and in all other documents given or delivered by or on behalf of the Company to Buyer pursuant hereto, are accurate, true and complete, and (b) all of the covenants, obligations and conditions to be performed as of the Closing Date on the Company's or the Sellers' part under this Agreement have been duly performed.

     7.2.3. Consents and Approvals. To the extent required by applicable law, the Buyer and its Affiliates (as defined in Section 10.2 hereof), shall have received the approval of the United States Securities and Exchange Commission to proceed with the transaction contemplated by this Agreement, on terms and conditions acceptable to the Buyer, in its sole discretion. Sellers and the Company shall have delivered to Buyer all consents as may be required with respect to any contracts referenced in Section 4.13 hereof.

     7.2.4. No Material Change. There shall have occurred no material adverse change (whether or not covered by insurance) in the assets or financial condition of the Company other than those, if any, caused by the action or inaction of Buyer.

     7.2.5. Other Agreements. The Company shall have executed and delivered the agreements identified on Schedule 7.2.5 attached hereto, which agreements shall be in form and substance as previously provided to Buyer

     7.2.6. Intentionally omitted.

     7.2.7. Certificate of BRP. The Sellers and the Company shall each have delivered to Buyer a certificate from BRP dated on or about the Closing Date certifying that (x) (i) the Amended and Restated Energy Project Development, Operation and Maintenance Agreement, dated as of July 11, 1998, by and between the Company and BRP, (ii) the Amended and Restated Lease, dated as of July 11, 1998, by and between the Company and BRP, and (iii) the Amended and Restated

Side Letter, dated as of July 11, 1998, by and between the Company and BRP are all valid and in full force and effect; and (y) no event has occurred and no condition exists, which with the giving of notice or the passage of time, will constitute a default under any such agreement.

     7.3. Conditions to the Company's and Sellers" Obligations. The obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by the Company and Sellers, at or prior to the Closing of each of the following conditions:

     7.3.1. Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date, and Buyer shall have duly performed or complied with all of the obligations to be performed or complied with by it under the terms of this Agreement on or prior to Closing.

     7.3.2. Certificate. Buyer shall have delivered to the Company a certificate of one of its duly authorized officers, dated as of the Closing Date certifying that: (a) all of the representations and warranties made by Buyer under this Agreement, the Schedules and Exhibits hereto, and in all other documents given or delivered by Buyer to the Company pursuant hereto are accurate, true and complete, and (b) all of the covenants, obligations and conditions to be performed as of the Closing Date on the part of Buyer under this Agreement have been duly performed.

                           8. COVENANTS OF THE BUYER
                           -------------------------

     8.1. Late Filings. Buyer shall pay all penalties and fees which relate solely to the failure of the Company to timely file its Tax Returns.

                            9. DELIVERIES AT CLOSING
                            ------------------------

     9.1. Sellers' Certificate. The Company and the Sellers shall deliver to Buyer the certificate required by Section 7.2.2, dated the Closing Date, and the certificate required by Section 7.2.7, dated on or about the Closing Date.

     9.2. Buyer"s Certificate. The Buyer shall deliver to the Sellers the certificate required by Section 7.3.2, dated the Closing Date.

     9.3. Resignations. The Company and the Sellers shall deliver to the Buyer a resignation of each manager, officer or other appointed agent of the Company as requested by Buyer.

     9.4. Membership Interests. The Company and the Sellers shall deliver to Buyer all certificates of Membership Interests, duly endorsed for transfer to Buyer along with the minute book of the Company and any other formation and governance documents of the Company together with such other documentation as is reasonably requested by Buyer to properly effectuate such transfer.

     9.5. Approvals and Consents. The Company and the Sellers shall deliver to Buyer all Approvals, if any, and all consents with respect to contracts referenced in Section 4.13 required to be obtained by the Company and/or the Sellers pursuant to this Agreement.

     9.6. Documents. The Company and the Sellers shall deliver to Buyer all documents and copies thereof in their possession regarding the Company.

     9.7. Purchase Price. The Buyer shall pay to each of Braun and Levine their fifty percent (50%) of the Purchase Price due at Closing.

                         10. INDEMNIFICATION; SURVIVAL.
                         ------------------------------

     10.1. Survival of Representations and Warranties. All statements by the Company and/or the Sellers contained in any document, certificate, Exhibit or Schedule or other instrument given or delivered by the Company and/or the Sellers to the Buyer herewith or at the Closing shall be deemed to be a representation and warranty under this Agreement. All covenants, representations, warranties and agreements made by the Company and/or the Sellers in this Agreement or in any Exhibit, Schedule, instrument, certificate or document delivered herewith or at the Closing, in each case as of the Closing Date, shall survive the execution and delivery thereof and the Closing hereunder for a period equal to the applicable statute of limitations; provided, however, that there shall be no time limitation in the event Sellers or the Company intentionally (i) omitted a material fact or (ii) misrepresented or breached any representation or warranty in this Agreement or in any agreement or schedule required to be delivered by Sellers or the Company.

     10.2. Obligation of Sellers to Indemnify. The Sellers hereby jointly and severally indemnify, defend, save and hold harmless all Indemnified Persons (as defined herein) from and against any and all claims, demands, damages
(including, without limitation, incidental and consequential damages), liabilities, losses, expenses (including, without limitation, reasonable attorneys' fees and other costs and expenses incident to any suit, action or proceeding), assessments, judgments or deficiencies of any nature whatsoever (collectively, "Losses") incurred or sustained by any Indemnified Person which arises out of or results from (a) the breach of any representation or warranty of the Sellers set forth in this Agreement, (b) the breach of or failure to perform any covenant or obligation of the Sellers set forth in this Agreement and (c) any and all matters listed on Schedule 4.8 and Schedule 4.15. In the event that Buyer is entitled to indemnification pursuant to this Section 10.2 and the same is not promptly paid, Buyer shall have the right to deduct the amount it should have received pursuant to this Section 10.2, from any portion of the Purchase Price it may be obligated to pay Sellers hereunder, any amounts owing pursuant to any consulting agreement, or from any other amount the Buyer may owe Sellers pursuant to this Agreement or any other instrument executed in connection herewith. The remedies provided in this Section 10.2 will not be exclusive of or limit any other remedies that may be available to Indemnified Persons.

     The term "Indemnified Person" means Buyer, its Affiliates (as defined herein), and their respective directors, officers, employees, shareholders, members, managers, partners and agents.

     The term "Affiliate" means with respect to any entity, the stockholders, subsidiaries, officers, directors, members, managers and partners of such entity and any other entity which directly or indirectly controls, is controlled by, or is under common control with, such entity.

     10.3. Obligation of Buyer to Indemnify.

     (a) The Buyer hereby indemnifies, defends, saves and holds harmless the Sellers from and against any and all Losses incurred or sustained by the Sellers which arise out of or result from (i) the breach of any representation or warranty of the Buyer set forth in this Agreement, or (ii) the breach of or failure to perform any covenant of the Buyer set forth in this Agreement.

     (b) (i) The Buyer hereby indemnifies, defends, saves and holds harmless the Sellers against all "Unintended Tax Costs" (the "Tax Indemnification"), which are all federal, state and local sales, real property transfer, income or other taxes, and any interest and/or penalties relating thereto, including taxes associated with carry-forward or carry-back capital losses that: (a) arise from the sale of the Membership Interests pursuant to this Agreement, or (b) are incurred by a Seller personally and arose or arises from the income or operations of the Company; but in no event shall the term "Unintended Tax Costs" include any capital gains tax imposed under the tax laws of the United States, New York State and New York City on the Sellers as a result of their economic gain, as hereinafter defined, from the operation of the Company and sale of their Membership Interests in the Company. For purposes of this Agreement, the parties agree that the economic gain associated with the operation of the Company and the sale of the Membership Interests to the Sellers is solely the difference between the Purchase Price and their capital investment of $46,207, it being the intent of the parties that the Sellers should incur no greater income tax liability as a result of the operation of the Company and the sale of their Membership Interests than the long term capital gain cost associated with their disposition of their Membership Interests. In the event Buyer indemnifies Sellers pursuant to this Section 10.3(b), to the extent Sellers receive a benefit from the use of the above-referenced capital losses after the effective date hereof, the Sellers shall reimburse Buyer for the actual tax benefit realized (not to exceed the indemnification amount paid by Buyer).

     (ii) Any amounts Buyer is required to pay Sellers as Tax Indemnification pursuant to Section 10.3(b) (i) shall be reduced by an amount equal to the costs or damages, if any, that result from Sellers' failure to comply with either
Section 6.7 or Section 10.4(c).

     10.4. Procedures for Indemnification.

     (a) The procedures for indemnification pursuant to Sections 10.2 and 10.3(a) are set forth in Sections 10.4(a) and (b) of this Agreement. After receipt of notice of any audit, inquiry, investigation, claim or action in respect of which indemnity may be sought from a party pursuant to this

Agreement, the party in receipt of such notice will notify the indemnifying party of the receipt thereof. The indemnifying party will be entitled to participate in the defense of any audit, inquiry, investigation, claim or action pursuant to which indemnification is sought hereunder ("Proceeding") and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party's consent; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten (10) days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

     (b) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

     (c) The procedures for Tax Indemnification are set forth in this Section 10.4(c). The Sellers shall promptly notify Buyer of receipt of notice of any Proceeding relating to Tax Costs. Buyer will be entitled to participate in the defense of such Proceeding and, to the extent that it wishes, to assume the defense of such Proceeding. Buyer shall maintain in confidence all information regarding the subject matter of the Tax Indemnification to the extent such subject matter is not related to the transaction contemplated by this Agreement. Notwithstanding the foregoing, nothing shall prevent Buyer from disclosing any information which it is required to disclose by law, court order or the rules and regulations of a governmental agency or body. The Sellers shall promptly and fully cooperate with Buyer in connection with all matters relating to such Proceeding. No compromise or settlement of such Proceeding may be effected without the consent of Buyer.


     10.5. Limitation on Indemnification.

     (a) Notwithstanding anything to the contrary contained herein, the Sellers shall be obligated to indemnify the Indemnified Persons, and the Buyer shall be obligated to indemnify the Sellers, forthe applicable Losses only up to a maximum aggregate amount equal to the Purchase Price.

     (b) Notwithstanding anything to the contrary contained herein, the indemnification limitation set forth herein shall not apply in the event that either of the Sellers, the Company or the Buyer, as the case may be, intentionally (i) omitted a material fact or (ii) misrepresented or breached any representation or warranty in this Agreement or in any agreement or schedule required to be delivered by Sellers, the Company or the Buyer, as the case may be.

                             11. GENERAL PROVISIONS.
                             -----------------------

     The parties further covenant and agree as follows:

     11.1. Waiver of Terms. Any of the terms or conditions of this Agreement may be waived at any time by the party or parties entitled to the benefit thereof but only by a written notice signed by the party or parties waiving such terms or conditions.

     11.2. Amendment of Agreement. This Agreement may be amended, supplemented or interpreted at any time only by written instrument duly executed by each of the parties hereto.

     11.3. Payment of Expenses. The parties shall each pay its or their own expenses, including, without limitation, the expenses of its or their own counsel, investment bankers and accountants, incurred in connection with the preparation, execution and delivery of this Agreement and the other agreements and documents referred to herein and the consummation of the transactions contemplated hereby and thereby; provided that none of the expenses so incurred by the Seller shall be charged against the Company or paid out of any of the assets of the Company.

     All expenses of the parties in enforcing any of the provisions of this Agreement and the other agreements and documents referred to herein, including reasonable attorneys' fees, shall be borne by the party who may be found in default or noncompliance with the provisions of this Agreement and the other agreements and documents referred to herein.

     11.4. Contents of Agreement, Parties in Interest, Assignment. This Agreement and the other agreements and documents referred to herein set forth the entire understanding of the parties with respect to the subject matter hereof. Any previous agreements or understandings between the parties regarding the subject matter hereof are merged into and superseded by this Agreement. All representations, warranties, covenants, terms and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the parties hereto; provided, however, that none of the rights or obligations of any of the parties hereto may be assigned without the prior written consent of the other party which consent shall not unreasonably be withheld; provided further however, that Buyer may assign all or part of its rights under this Agreement and may delegate all or part of its obligations, other than payment, under this

Agreement to one or more of its Affiliates, in which event all the rights and powers of Buyer and the remedies available to it under this Agreement shall extend to and be enforceable by such assignee. In the event of any such assignment and delegation, the term "Buyer" as used in this Agreement shall be deemed to refer to each such assignee of Buyer.

     11.5. Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be by hand-delivery, certified or registered mail, return receipt requested, or nationally recognized air courier to the parties set forth below or such other person designated by written notice to the other party consistent with this Section 11.5. Such notices shall be deemed given at the time received.


                  If to Buyer:        KeySpan Energy Management, LLC
                                      201 Old Country Road
                                      Suite 300
                                      Melville, New York 11747
                                      Attention: Tom Bonacuso

                  Copy to:            KeySpan Services, Inc.
                                      67B Mountain Boulevard
                                      Warren, New Jersey  07059
                                      Attention: Michael A. Walker, Esq.

                                      Cullen and Dykman Bleakley Platt LLP
                                      100 Quentin Roosevelt Blvd.
                                      Garden City, New York  11530-4850
                                      Attention: Jeffrey Herz, Esq.

                  If to Sellers:      Robert J. Braun
                                      9 Kaintuck Lane
                                      Locust Valley, New York 11560

                                      Steven P. Levine
                                      67 Hager Lane
                                      Boxborough, Massachusetts 01719

     11.6. Commissions and Finder's Fees. Buyer, Sellers and the Company represent and warrant that none of them has retained or used the services of any individual, firm or corporation in such manner as to entitle such individual, firm or corporation to any compensation for brokers' or finders' fees with respect to the transactions contemplated hereby for which the other may be liable or for which the Company or the Sellers may be liable.

     11.7. Severability. In the event that any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

     11.8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11.9. Headings. The headings of the Sections and the subsections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

     11.10. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. THE PARTIES HERETO AGREE THAT ANY LEGAL SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY RIGHT ARISING OUT OF, THIS AGREEMENT SHALL BE BROUGHT EXCLUSIVELY IN THE UNITED STATES FEDERAL COURT FOR THE EASTERN DISTRICT OF NEW YORK (IF IT HAS OR CAN ACQUIRE JURISDICTION) OR NEW YORK STATE SUPREME COURT, KINGS COUNTY. THE PARTIES HERETO CONSENT TO AND ACCEPT THE JURISDICTIONS OF SUCH COURTS FOR THE PURPOSE OF ANY SUCH ACTION OR PROCEEDING AND AGREE TO WAIVE ANY OBJECTION TO VENUE BEING LAID THEREIN. EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS IN ANY ACTION OR PROCEEDING IN SUCH COURTS BY THE MAILING THEREOF BY UNITED STATES REGISTERED OR CERTIFIED MAIL POSTAGE PREPAID AT ITS ADDRESS SET FORTH HEREIN.

     11.11. Waiver of Jury Trial. THE PARTIES HERETO HEREBY WAIVE A JURY TRIAL IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT.

     11.12. Instruments of Further Assurance. Each of the parties hereto agrees, upon the request of any of the other parties hereto, from time to time to execute and deliver to such other party or parties all such instruments and documents of further assurance or otherwise as shall be reasonable under the circumstances, and to do any and all such acts and things as may reasonably be required to carry out the obligations of such requested party hereunder.

     11.13. Publicity. No notices to third parties or other publicity, including press releases, concerning any of the transactions provided for herein shall be made by any party hereto unless planned and coordinated jointly among the parties hereto, except to the extent otherwise required by law.

     11.14. No Third Party Beneficiaries. Nothing in this Agreement is intended nor shall it be construed to give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provisions hereof.

     11.15. Currency. All monetary amounts expressed in this Agreement and all payments required by this Agreement are and shall be in United States dollars.

     11.16. Schedules. Nothing in the Schedules hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the
Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).


     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto on the day and year first above written.


KEYSPAN ENERGY MANAGEMENT, LLC


By:   /s/
-------------------
Name: Tom Bonacuso
Title:   President

/s/
--------------------------
Robert J. Braun, individually

/s/
--------------------------
Steven P. Levine, individually


METRO ENERGY, L.L.C.


By: /s/
-----------------------

        Steven P. Levine
Name: -----------------------

        Managing Member
Title: ----------------------










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